FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 19, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English summary and translation of Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2006 filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

(1) Consolidated Financial Data

	(Yen in millions, except per share amounts and employees)
Kyocera Corporation’s Terms	51st interim	52nd interim	53rd interim	51st	52nd
Fiscal Periods	Apr.1, 2004 - Sep.30, 2004	Apr.1, 2005 - Sep.30, 2005	Apr.1, 2006 - Sep.30, 2006	Apr.1, 2004 - Mar.31, 2005	Apr.1, 2005 - Mar.31, 2006
Net sales	596,904	542,238	615,390	1,173,660	1,173,544
Income from continuing operations before income taxes	65,420	44,329	72,385	104,013	117,237
Net income	42,549	24,214	53,493	45,908	69,696
Stockholders’ equity	1,177,648	1,241,695	1,373,567	1,174,851	1,289,077
Total assets	1,785,505	1,862,928	1,951,702	1,745,519	1,931,522
Stockholders’ equity per share	6,281.06	6,623.25	7,306.02	6,266.50	6,865.75
Earnings per share – Basic	226.94	129.16	284.64	244.86	371.68
Earnings per share – Diluted	226.85	129.15	284.14	244.81	371.43
Stockholders’ equity to total assets (%)	66.0	66.6	70.4	67.3	66.7
Cash flows from operating activities	88,891	71,772	47,923	145,523	171,077
Cash flows from investing activities	(144,177)	(123,091)	(74,084)	(132,494)	(165,467)
Cash flows from financing activities	(53,582)	(9,657)	(13,079)	(67,344)	(23,289)
Cash and cash equivalents at the end of period	256,965	253,885	263,751	310,592	300,809
Number of employees	60,163	59,347	63,235	58,559	61,468

(Notes)

1.	The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” the consolidated financial data for the six months ended September 30, 2004 and 2005 and for the years ended March 31, 2005 and 2006 have been retrospectively reclassified as for the discontinued operations.
4.	Consumption taxes and local consumption taxes are not included in net sales.

(2) Non-Consolidated Financial Data

	(Yen in millions, except per share amounts, and number of shares issued and employees)
Kyocera Corporation’s Terms	51st interim	52nd interim	53rd interim	51st	52nd
Fiscal Periods	Apr.1, 2004 - Sep.30, 2004	Apr.1, 2005 - Sep.30, 2005	Apr.1, 2006 - Sep.30, 2006	Apr.1, 2004 - Mar.31, 2005	Apr.1, 2005 - Mar.31, 2006
Net sales	250,463	220,901	259,738	493,271	477,379
Recurring profit	34,937	26,903	32,844	66,434	68,182
Net income	20,512	31,865	33,655	34,327	68,712
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares issued	191,309,290	191,309,290	191,309,290	191,309,290	191,309,290
Net assets	1,025,776	1,100,768	1,191,940	1,036,744	1,132,261
Total assets	1,233,908	1,343,060	1,471,385	1,232,069	1,389,396
Interim (Annual) dividends per share	30.00	50.00	50.00	80.00	100.00
Net assets to total assets (%)	83.1	82.0	81.0	84.1	81.5
Number of employees	12,656	12,522	12,457	12,682	12,457

(Notes)

1.	The interim non-consolidated financial statements and the non-consolidated financial statements are expressed rounding off to millions of yen.
2.	Consumption taxes and local consumption taxes are not included in net sales.

2. Business Overview

In August 2006, Kyocera Corporation sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing business, to Diamond Lease Company Limited., reflecting a part of promoting its policy of business selection and concentration and the financing business was accounted as a discontinued operation for the six months ended September 30, 2006 (the first half). Except this sale, there is no material change in the business of Kyocera Corporation and its consolidated subsidiaries (Kyocera) for the first half.

3. Scope of Consolidation and Application of the Equity Method

Kyocera Corporation sold Kyocera Leasing Co., Ltd., a 100% subsidiary, to Diamond Lease Company Limited in the first half. As a result of this sale, Kyocera Corporation discontinued to apply subsidiary to Kyocera Leasing Co., Ltd.

4. Employees

As of September 30, 2006, Kyocera had 63,235 employees, of whom 2,616 work in the Fine Ceramic Parts Group, 10,029 work in the Semiconductor Parts Group, 5,605 work in the Applied Ceramic Products Group, 22,240 work in the Electronic Device Group, 3,081 work in the Telecommunications Equipment Group, 12,699 work in the Information Equipment Group, 1,495 work in the Optical Equipment Group, 3,900 work in Others and 1,570 work in Corporate. Kyocera Corporation had 12,457 employees.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Position

1. Summary of Financial Results

(1) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Six months ended September 30,				Increase Decrease (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Net sales	542,238	100.0	615,390	100.0	13.5
Profit from operations	33,764	6.2	63,128	10.3	87.0
Income from continuing operations before income taxes	44,329	8.2	72,385	11.8	63.3
Net income	24,214	4.5	53,493	8.7	120.9
Diluted earnings per share	129.15	—	284.14	—	—
Average exchange rates:
US$	109	—	115	—	—
Euro	136	—	146	—	—

Note 1.	Kyocera sold its shares of Kyocera Leasing Co., Ltd., a subsidiary engaged in financing, and as a result, operating results and gain on sales of Kyocera Leasing Co., Ltd. for the first half have been recorded as income from discontinued operations in accordance with accounting principles generally accepted in the U.S. Accordingly, figures for the six months ended September 30, 2005 (the previous first half) also have been retrospectively reclassified. As a result, reclassified consolidated net sales for the previous first half decreased by ¥3,020 million compared with the result previously announced. Reclassified profit from operations and income from continuing operations before income taxes decreased by ¥1,585 million and ¥1,806 million, respectively compared with the result previously announced.

[Reporting Segments]

	(Yen in millions)
Orders	Six months ended September 30,				Increase Decrease (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	33,566	5.9	39,785	6.2	18.5
Semiconductor Parts Group	68,971	12.0	76,861	12.0	11.4
Applied Ceramic Products Group	58,241	10.1	66,757	10.4	14.6
Electronic Device Group	130,768	22.7	147,734	23.1	13.0
Total components business	291,546	50.7	331,137	51.7	13.6
Telecommunications Equipment Group	110,467	19.2	129,231	20.2	17.0
Information Equipment Group	118,275	20.5	124,136	19.4	5.0
Optical Equipment Group	7,962	1.4	5,958	0.9	(25.2)
Total equipment business	236,704	41.1	259,325	40.5	9.6
Others	57,622	10.0	61,745	9.6	7.2
Adjustments and eliminations	(10,487)	(1.8)	(12,025)	(1.8)	—
Total orders	575,385	100.0	640,182	100.0	11.3

Note 2.	Commencing in the first half, operating results of the Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” have been reclassified into “Others.” Accordingly, previously reported operating results of these reporting segments in the previous first half have been retrospectively reclassified.

Note 3.	By the reasons in notes 1 and 2, order of “Others” in the previous first half decreased by ¥4,308 million and “Adjustments and eliminations” increased by ¥ (133) million, compared with those previously announced.

	(Yen in millions)
Production (Sales price)	Six months ended September 30,				Increase Decrease (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	32,963	6.1	38,959	6.1	18.2
Semiconductor Parts Group	64,055	11.9	77,929	12.2	21.7
Applied Ceramic Products Group	55,164	10.3	65,436	10.2	18.6
Electronic Device Group	124,363	23.2	144,236	22.5	16.0
Total components business	276,545	51.5	326,560	51.0	18.1
Telecommunications Equipment Group	93,910	17.5	126,414	19.8	34.6
Information Equipment Group	116,617	21.8	137,311	21.5	17.7
Optical Equipment Group	7,616	1.4	5,923	0.9	(22.2)
Total equipment business	218,143	40.7	269,648	42.2	23.6
Others	41,778	7.8	43,724	6.8	4.7
Total production	536,466	100.0	639,932	100.0	19.3

	(Yen in millions)
Net Sales	Six months ended September 30,				Increase Decrease (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Fine Ceramic Parts Group	33,258	6.1	38,564	6.3	16.0
Semiconductor Parts Group	63,544	11.7	75,843	12.3	19.4
Applied Ceramic Products Group	55,752	10.3	64,132	10.4	15.0
Electronic Device Group	125,383	23.1	139,984	22.7	11.6
Total components business	277,937	51.2	318,523	51.7	14.6
Telecommunications Equipment Group	91,084	16.8	117,181	19.0	28.7
Information Equipment Group	118,433	21.8	124,619	20.3	5.2
Optical Equipment Group	8,256	1.5	5,890	1.0	(28.7)
Total equipment business	217,773	40.1	247,690	40.3	13.7
Others	56,049	10.3	60,850	9.9	8.6
Adjustments and eliminations	(9,521)	(1.6)	(11,673)	(1.9)	—
Total net sales	542,238	100.0	615,390	100.0	13.5

Note 4.	By the reasons in notes 1 and 2, net sales of “Others” in the previous first half decreased by ¥2,985 million and “Adjustments and eliminations” increased by ¥ (35) million, compared with those previously announced.

	(Yen in millions)
	Six months ended September 30,				Increase Decrease (%)
	2005		2006
	Amount	% to net sales	Amount	% to net sales
Fine Ceramic Parts Group	4,805	14.4	7,373	19.1	53.4
Semiconductor Parts Group	7,251	11.4	11,887	15.7	63.9
Applied Ceramic Products Group	9,337	16.7	8,966	14.0	(4.0)
Electronic Device Group	11,171	8.9	21,573	15.4	93.1
Total components business	32,564	11.7	49,799	15.6	52.9
Telecommunications Equipment Group	(9,355)	—	(1,016)	—	—
Information Equipment Group	13,244	11.2	15,491	12.4	17.0
Optical Equipment Group	(4,049)	—	(899)	—	—
Total equipment business	(160)	—	13,576	5.5	—
Others	3,186	5.7	3,748	6.2	17.6
Total operating profit	35,590	6.6	67,123	10.9	88.6
Corporate	8,882	—	5,152	—	(42.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	(236)	—	259	—	—
Adjustments and eliminations	93	—	(149)	—	—
Income from continuing operations before income taxes	44,329	8.2	72,385	11.8	63.3

Note 5.	By the reasons in notes 1 and 2, operating profit of “Others” in the previous first half decreased by ¥1,518 million and “Corporate” decreased by ¥288 million, compared with those previously announced.

Kyocera develops, produces and markets various kinds of products for the telecommunications and information processing and environmental preservation markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business mainly through merger and acquisition activities, as well as applying its ceramic technologies to the areas of semiconductor parts, electronic components, telecommunication, metal processing, medical and dental implants and solar energy fields. Kyocera develops, produces and markets a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets and digital still cameras. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera’s revenue and profits mostly come through sales of products and providing services in IT industries, including electronic equipment industries. During the first half, in the electronics industry, a year-on-year increase in production of mobile phone handsets and digital TVs led to a considerable increase in demand for electronic components for these products. Kyocera achieved an increase in orders, production, sales and income from continuing operations before income taxes in the first half compared with the previous first half in both the components and equipment businesses thanks to active efforts to launch new products in the favorable market environment and to improved productivity. In addition, tax refunds in the amount of ¥4,356 million accompanying the correction disposition related to transfer pricing adjustment.

Kyocera’s sales in overseas markets increased by 16.5% compared with the previous first half. Since almost all overseas sales were denominated in the U.S. dollars or Euro, the yen depreciated ¥6 against the U.S. dollar and ¥10 against the Euro compared with the average exchange rates in the previous half, respectively. As a result, net sales after translation into yen were pushed up by approximately ¥ 21.8 billion compared with the previous first half.

1) Fine Ceramic Parts Group

Orders, production and sales in this reporting segment increased significantly compared with the previous first half. This was mainly because a recovery in the semiconductor industry led to a considerable increase in demand for ceramic parts for semiconductor fabrication equipment. As a result, operating profit in this reporting segment increased significantly compared with the previous first half.

2) Semiconductor Parts Group

Orders, production and sales in this reporting segment increased compared with the previous first half due to active demand for ceramic packages used in digital consumer equipment such as mobile phone handsets. As a result, operating profit in this reporting segment increased significantly compared with the previous first half.

3) Applied Ceramic Products Group

Orders, production and sales in this reporting segment increased in the first half compared with the previous first half due to the favorable performance of the solar energy business, amid an expanding global market spurred by rising environmental awareness, and also to increased sales of cutting tools for the automotive industry. Operating profit from solar energy business decreased due to costs for repair of defects in a portion of the products sold overseas up to the year ended March 31, 2004. Kyocera provides long-term warranties for such products, and accordingly set aside a reservation in the amount of approximately ¥3.9 billion in the first half for warranty costs. As a result, operating profit in this reporting segment as a whole decreased as compared with the previous first half.

4) Electronic Device Group

Orders, production and sales increased substantially in this reporting segment compared with the previous first half. Along with a particularly significant increase of operating at AVX Corporation, a U.S. subsidiary, compared with the previous first half, demand for capacitors, crystal-related components and connectors, etc., expanded due to strong production activity for digital consumer equipment. As a result, operating profit in this reporting segment increased significantly compared with the previous first half.

5) Telecommunications Equipment Group

Orders, production and sales in this reporting segment increased compared with the previous first half due mainly to favorable sales of new models of mobile phone handsets in the domestic market. Operating profit also improved significantly compared with the previous first half, due to the positive effect of increased sales in the domestic mobile phone handset business and to decreased loss at Kyocera Wireless Corp., a U.S. subsidiary.

6) Information Equipment Group

Orders, production and sales in this reporting segment increased compared with the previous first half due to sales growth of digital multifunctional products and printers overseas and to the positive effect of the yen’s depreciation against the Euro and the U.S. dollar. As a result, operating profit in this reporting segment increased compared with the previous first half.

7) Optical Equipment Group

Orders, production and sales in this reporting segment decreased compared with the previous first half due mainly to the downsizing of the camera equipment business, while operating loss was reduced by effects of a decrease in expenses for structural reforms.

8) Others

Orders, production and sales in “Others” increased compared with the previous first half due to sales growth in the telecommunications engineering business at Kyocera Communication Systems Co., Ltd. Operating profit also increased due primarily to an increase in profits in the electronic device materials business at Kyocera Chemical Corporation.

[Geographic Segments]

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2005		2006
	Amount	% to the total	Amount	% to the total
Japan	217,171	40.0	236,735	38.5	9.0
United States of America	112,642	20.8	130,265	21.2	15.6
Asia	91,643	16.9	107,111	17.4	16.9
Europe	87,848	16.2	97,464	15.8	10.9
Others	32,934	6.1	43,815	7.1	33.0
Total net sales	542,238	100.0	615,390	100.0	13.5

Note 6.	By the reason in note 1, consolidated net sales in Japan in the previous first half decreased by ¥3,020 million compared with the results previously announced.

1) Japan

Sales increased compared with the previous first half due to burgeoning demand for products in the Fine Ceramic Parts Group and the Semiconductor Parts Group.

2) United States of America

Sales of the Semiconductor Parts Group and the Electronic Device Group increased due to expanded demand for components for digital consumer products. Sales of the Information Equipment Group also increased.

3) Asia

Sales increased compared with the previous first half due to expanded component demand, particularly in the Electronic Device Group.

4) Europe

Increased demand for solar energy products and products in the Electronic Device Group, coupled with sales growth in the Information Equipment Group, resulted in an increase in sales compared with the previous first half.

5) Others

Sales increased due to sales growth in the Telecommunications Equipment Group and the Information Equipment Group.

(2) Cash flow

Cash and cash equivalent at September 30, 2006 decreased by ¥37,058 million to ¥263,751 million compared with at March 31, 2006.

1) Cash flow from operating activities

Net cash provided by operating activities for the first half decreased by ¥23,849 million to ¥ 47,923 million from the previous first half of ¥71,772 million. Although net income increased by ¥29,279 million, cash and cash equivalent in connection with receivables and inventories decreased compared with the previous first half.

2) Cash flow from investing activities

Net cash used in investing activities in the first half decreased by ¥49,007 million to ¥74,084 million from the previous first half of ¥123,091 million. This was due to decreases in payment for purchases of available-for-sale securities and property, plant, equipment and intangible assets and an increase in maturities of held-to-maturity securities, which exceeded decreases in sales and maturities of available-for-sale securities.

3) Cash flow from financing activities

Net cash used in financing activities for the first half increased by ¥3,422 million to ¥13,079 million from the previous first half of ¥9,657 million. This was due to a decrease in proceeds from issuance of long-term debt and an increase in payments of long-term debt, which exceeded an increase in short-term debt.

2. Production, Orders and Distribution

Production, orders and distribution of Kyocera are disclosed related to each reporting segment in “1. Summary of Financial Results.”

3. Management Challenges

Kyocera aims to maintain ongoing sales expansion and high profitability in its components and equipment businesses in order to be “a creative company that continues to grow.” In this regard, Kyocera has implemented several initiatives outlined below to quickly achieve its target of a pre-tax profit ratio of 15% or higher.

1) Reinforce the “Amoeba Management System” Kyocera is strengthening its “Amoeba Management System,” which is unique management resource of Kyocera and remains a source of competitive advantage over other companies. It has been a major driving force for growth since its foundation. Kyocera plans to reinforce this system to revitalize operations across development, manufacturing, sales and back office divisions. The aim is to boost ability to achieve targets.

2) Boost profitability in the equipment business

Kyocera has been conducting fundamental structural reforms in the Telecommunications Equipment Group over the past two years as a means of raising profitability. The positive effects of the reform have been reflected in steadily improving business performance in the first half. In the second half of the year ending March 31, 2007 and onward, Kyocera will strive to expand its sales and profits by maximizing group-wide synergies to promote business development.

Kyocera also seeks to further improve business performance in the Information Equipment Group. To achieve this, Kyocera will expand sales of multifunctional products and printers that are distinctive from the competition through effective utilization of component and device technology within Kyocera. Kyocera will also continue to release new high-value-added products, such as color and network compatible models.

4. Significant Patents and Licenses

New significant license agreements concluded in the first half are as follows.

Agreement concerning stock transfer

Kyocera Corporation and Diamond Lease Company Limited reached an agreement for the transfer of 100% of the shares of Kyocera Leasing Co., Ltd. from Kyocera to Diamond Lease on July 27, 2006 and Kyocera Corporation transferred its shares to Diamond Lease Company Limited in August 1, 2006.

5. Research and Development Activities

Kyocera aims to be “a creative company that continues to grow.” To achieve this objective, Kyocera seeks to enhance its components and equipment businesses and create new technologies, products and businesses by integrating group-wide management resources while advancing, focusing and integrating technological capabilities. Kyocera will channel its energies into two high-growth-potential areas; the markets for telecommunications and information processing and for environmental preservation. R&D activities are conducted in all of these markets in the realms of materials, components, devices and equipment.

Specific initiatives in each reporting segment are as follows.

1) Fine Ceramic Parts Group

By leveraging competitive advantages in fine ceramic materials technology, process technology and design technology, Kyocera can strengthen the development of fine ceramic components for next-generation semiconductor fabrication equipment and large LCD fabrication equipment, as well as high-quality, cost-competitive sapphire substrates for LEDs, which are expected to have growing application in the lighting field going forward. In the growing automotive market, efforts are being undertaken to develop products that meet the need for advanced electronics and growing concerns with safety and the environment. Specific projects include the development of glow plugs by fully utilizing the high temperature durability of ceramics and piezo actuators that enable precision control for the fuel injection of diesel engine cars, which are becoming more widespread in Europe.

2) Semiconductor Parts Group

Kyocera is developing new ceramic and organic packages for digital consumer equipment, an area in which demand is expected to continue expanding. In the ceramic package business, Kyocera is developing sophisticated, small, slim packages in response to advancements in mobile phones, and low-temperature co-fired multilayer substrates built in various functionalities. Elsewhere, efforts are being made to develop packages for sensors in the automotive market and ceramic substrates for the medical equipment market to keep pace with the growing application of ceramic packages. In the organic packages business, Kyocera is also developing high density printed wiring boards for next-generation MPUs and their peripheral devices.

3) Applied Ceramic Products Group

Kyocera is working on the development of products for the environmental preservation market. In solar energy business, which is becoming increasingly mainstream, Kyocera is developing various next-generation solar batteries while striving to further enhance conversion efficiency. Kyocera is also working toward the practical application of solid oxide fuel cells (SOFCs) for residential use, which are expected to be the next-generation distributed power generation system for small-scale power sources.

4) Electronic Device Group

Kyocera is developing various products for the digital consumer equipment market as the increasing sophistication of items in this sector is expected to bring about the need for a more diverse array of components for them. Products developed by Kyocera include smaller, higher-capacitance ceramic capacitors and low-inductance ceramic capacitors, ultra-small low-frequency crystal units, ceramic resonators and shock sensors. Kyocera is also developing GPS (Global Positioning System) modules and various capacitors by utilizing enhanced material properties.

In the thin-film devices, Kyocera is developing thermal printheads for high-resolution digital photo printers, and LCDs for industrial use equipped with an LED backlight to meet needs from an environmental perspective. Work is also being done towards the commercial application of organic light emitting diode displays that realize low power consumption and that have moving image quality seen as outstanding for mobile equipment.

5) Telecommunications Equipment Group

Kyocera is developing advanced CDMA handsets with terrestrial digital TV and IP telephony capabilities for the mobile telecommunications market, which is characterized by diversifying functionality. Development is also proceeding for sophisticated PHS base stations and handsets with multiple service capability in response to the increasing speed of data transmission in the domestic PHS market. Further, Kyocera is strengthening the development of wireless broadband systems capable of stable high-speed, high-volume data transmission, such as iBurstTM related equipment.

6) Information Equipment Group

Kyocera is working on the development of new products based on its unique ECOSYS concept, realized by the amorphous silicon drum with superior wear resistance. These new products focus on color capability and increased speed. Besides seeking to expand its color model lineup, Kyocera is also developing document solutions equipment that can handle the integrated management of documents and digital information.

7) Optical Equipment Group

Through the fusion of electronic material and device technologies in the optical field held within the Group, Kyocera is developing various lenses, such as aspheric lens and optical components.

8) Others

The Kyocera Chemical Group is working on the development of semiconductors and LCD related materials. Specifically, it is developing high-temperature photo-sensitive resins used to protect the surface of semiconductors as well as photo spacers for LCDs. It is also pushing ahead with the development of materials for capacitors and solar cells, thereby maximizing synergies with Kyocera businesses.

The Kyocera Communication Systems Group is developing technologies for mobile communications equipment, including next-generation mobile phones, for FMC (Fixed Mobile Convergence) related products with wireless technology, and for wave measurement tools. It is also developing general authentication and security technologies that are ideal for various advanced networks.

Research and development expenses for the first half increased by ¥929 million, or 3.2%, to ¥30,257 million, compared with the previous first half, which accounted for 4.9% of Kyocera’s total net sales. Research and development expenses by reporting segment were as follows; the Fine Ceramic Parts Group: ¥1,976 million (increased by ¥438 million, or 28.5% compared with the previous first half), the Semiconductor Parts Group: ¥1,783 million (decreased by ¥14 million, or 0.8%); the Applied Ceramic Products Group: ¥2,014 million (decreased by ¥36 million, or 1.8%); the Electronic Device Group: ¥5,822 million (increased by ¥522 million, or 9.8%); the Telecommunications Equipment Group: ¥7,897 million (decreased by ¥200 million, or 2.5%); the Information Equipment Group; ¥8,584 million (increased by ¥85 million, or 1.0%); the Optical Equipment Group: ¥344 million (decreased by ¥257 million, or 42.8%); and Others: ¥1,837 million (increased by ¥391 million, or 27.0%).

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

There was no material change in equipment and facilities in the first half.

2. Plan for new additions or disposal

(1) New Additions

In the first half, there was no material change in plan for new additions, which prepared on March 31, 2006.

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for its sale and disposal of ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

<Authorized Capital>

The total number of common stock authorized for issuance by Kyocera Corporation	600,000,000 shares

<Number of Shares of Common Stock Issued>

As of September 30, 2006, and December 19, 2006, 191,309,290 shares of common stock were issued, registered on Tokyo Stock Exchange, Osaka Securities Exchange in Japan and New York Stock Exchange in the United States as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock Common Stock American Depositary Share	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the former Commercial Code of Japan.

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2003>

Date	As of September 30, 2006	As of November 30, 2006

Number of stock acquisition rights	4,878	4,199

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	487,800	419,900

Amount to be paid in upon exercise of stock acquisition rights	7,900	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	7,900	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	3,950	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2004>

Date	As of September 30, 2006	As of November 30, 2006

Number of stock acquisition rights	10,811	9,554

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,081,100	955,400

Amount to be paid in upon exercise of stock acquisition rights	8,725	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,725	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,363	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 28, 2005>

Date	As of September 30, 2006	As of November 30, 2006
Number of stock acquisition rights	12,209	11,933

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,220,900	1,193,300

Amount to be paid in upon exercise of stock acquisition rights	8,619	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2005 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,619	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of Kyocera Corporation	4,310	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier),up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

(3) Status of Common Stock and Capital

	(Yen in millions, except number of shares)
Date	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid- in capital	Total amount of additional paid-in capital
September 30, 2006	—	191,309,290	—	115,703	—	192,555

(4) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation as of September 30, 2006.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	14,046	7.34
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,802	6.17
The Bank of Kyoto, Ltd.	7,218	3.77
Kazuo Inamori	6,806	3.56
Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076	2.65
The Inamori Foundation	4,680	2.45
Keiai Kosan K.K.	3,550	1.86
Deutsche Securities, Ltd.	3,448	1.80
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	2,817	1.47
Sumitomo Trust and Banking Co., Ltd. (Trust Account B)	2,753	1.44

Total	62,196	32.51

(Note 1) Kyocera Corporation which holds 3,305 thousand shares of treasury stock without voting rights is excluded from the list of major shareholders above.

(Note 2) Nats Cumco represents the registered name of Citibank, N.A. which is a depositary of American Depositary Share of Kyocera Corporation.

(Note 3) On August 15, 2006, in accordance with the Securities and Exchange Law of Japan, Mitsubishi UFJ Financial Group informed Kyocera Corporation that they became a holder of over 5% of the total issued voting shares of Kyocera Corporation, and they held shares of Kyocera Corporation as shown in the following table as of July 31, 2006. However, they were not included in the above major shareholders as a single major holder because all of certain partners of Mitsubishi UFJ Financial Group were not the shareholders of record as of September 30, 2006.

Name of Holders	Shares owned in thousands
Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,076
Mitsubishi UFJ Trust and Banking Corporation	3,623
Mitsubishi UFJ Securities Co., Ltd.	570
Mitsubishi UFJ Asset Management Co., Ltd.	1,457
MU Investments Co., Ltd.	119
Mitsubishi UFJ Asset Management (UK) Co., Ltd.	3

Total	10,848

(5) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation as of September 30, 2006.

	Number of shares	Number of voting rights
Shares without voting rights	—	—

Shares with limited voting rights	—	—

Shares with full voting rights (treasury stock)	3,304,500 shares of common stock	—

Shares with full voting rights (other)	187,528,500 shares of common stock	1,875,285

Shares constituting less than one unit	476,290 shares of common stock	—

Total number of shares issued	191,309,290 shares of common stock	—

Total voting rights of all shareholders	—	1,875,285

Kyocera Corporation held treasury stocks of 3,304,500 shares, and its ownership to total number of shares issued was 1.73% as of September 30, 2006.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation for the six months ended September 30, 2006.

	Tokyo Stock Exchange
	Price per share of common stock (yen)

	High	Low
April 2006	11,590	10,370
May 2006	10,820	9,200
June 2006	9,680	8,180
July 2006	9,480	8,300
August 2006	10,190	9,010
September 2006	10,250	9,770

3. Directors

The following table shows the change in members of Directors since Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2006 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan on June 26, 2006.

New title	Former title	Name	Effective Date
Representative Director and Vice Chairman (General Manager of Corporate Communication Equipment Group)	Representative Director and Vice Chairman	Yuzo Yamamura	August 1, 2006

Director (Vice General Manager of Corporate Communication Equipment Group)	Director (General Manager of Corporate Optical Equipment Division)	Michihisa Yamamoto	August 1, 2006

Item 5. Accounting Information

1. Interim Consolidated Financial Statements and Interim Non-consolidated Financial Statements

(1) Pursuant to the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

The interim non-consolidated financial statements for the six months ended September 30, 2005 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements. The interim non-consolidated financial statements for the six months ended September 30, 2006 are prepared in conformity with amended Regulation for Interim Financial Statements.

2. Independent Accountants Report

In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2005 are reviewed by ChuoAoyama PricewaterhouseCoopers. The interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2006 are reviewed by Misuzu PricewaterhouseCoopers. ChuoAoyama PricewaterhouseCoopers was renamed Misuzu PricewaterhouseCoopers on September 1, 2006.

1. CONSOLIDATED FINANCIAL STATEMENTS

< CONSOLIDATED BALANCE SHEETS >

		Yen in millions
		September 30,				March 31,
		2005		2006		2006
		Amount	%	Amount	%	Amount	%
I Current assets :
Cash and cash equivalents		¥253,885		¥263,751		¥300,809
Short-term investments	Note 4	94,526		128,747		87,942
Trade notes receivable		25,439		25,181		24,597
Trade accounts receivable		196,743		228,198		210,393
Short-term finance receivables	Note 3	42,194		—		39,505

		264,376		253,379		274,495
Less allowances for doubtful accounts and sales returns		(7,919)		(7,384)		(7,425)

		256,457		245,995		267,070
Inventories		200,607		220,879		190,564
Deferred income taxes		38,985		45,609		40,411
Other current assets		29,136		46,151		33,872

Total current assets		873,596	46.9	951,132	48.7	920,668	47.7

II Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	Note 5	12,037		7,499		7,355
Securities and other investments	Note 4	539,423		622,344		553,377

		551,460	29.6	629,843	32.3	560,732	29.0

III Long-term finance receivables	Note 3	74,247	4.0	—	—	80,970	4.2

IV Property, plant and equipment, at cost :	Note 5
Land		58,553		56,969		58,286
Buildings		241,692		253,643		249,506
Machinery and equipment		680,879		717,718		697,383
Construction in progress		13,679		11,817		13,473

		994,803		1,040,147		1,018,648
Less accumulated depreciation		(713,078)		(752,878)		(733,302)

		281,725	15.1	287,269	14.7	285,346	14.8
V Goodwill		30,727	1.7	31,615	1.6	31,351	1.6
VI Intangible assets		30,124	1.6	29,516	1.5	31,227	1.6
VII Other assets		21,049	1.1	22,327	1.2	21,228	1.1

Total assets		¥1,862,928	100.0	¥1,951,702	100.0	¥1,931,522	100.0

		Yen in millions
		September 30,				March 31,
		2005		2006		2006
		Amount	%	Amount	%	Amount	%
I Current liabilities :
Short-term borrowings	Note 3	¥67,422		¥12,929		¥90,865
Current portion of long-term debt	Notes 3,5	53,123		6,643		16,347
Trade notes and accounts payable		90,713		111,059		103,503
Other notes and accounts payable		50,208		52,365		51,997
Accrued payroll and bonus		36,769		39,417		37,998
Accrued income taxes		25,137		31,343		27,658
Other accrued liabilities		31,143		36,230		31,414
Other current liabilities		17,595		24,217		18,841

Total current liabilities		372,110	20.0	314,203	16.1	378,623	19.6

II Non-current liabilities :
Long-term debt	Notes 3,5	25,920		9,243		33,360
Accrued pension and severance liabilities		27,397		23,541		27,092
Deferred income taxes		123,151		149,097		125,686
Other non-current liabilities		11,595		12,992		12,742

Total non-current liabilities		188,063	10.1	194,873	10.0	198,880	10.3

Total liabilities		560,173	30.1	509,076	26.1	577,503	29.9

Minority interests in subsidiaries		61,060	3.3	69,059	3.5	64,942	3.4

Commitments and Contingencies	Note 7

Stockholders’ equity :
I Common stock		115,703	6.2	115,703	5.9	115,703	6.0
II Additional paid-in capital		162,060	8.7	162,080	8.3	161,994	8.4
III Retained earnings		931,468	50.0	1,011,682	51.9	967,576	50.1
IV Accumulated other comprehensive income	Note 8	63,890	3.4	111,211	5.7	72,947	3.7
V Treasury stock, at cost		(31,426)	(1.7)	(27,109)	(1.4)	(29,143)	(1.5)

Total stockholders’ equity		1,241,695	66.6	1,373,567	70.4	1,289,077	66.7

Total liabilities, minority interests and stockholders’ equity		¥1,862,928	100.0	¥1,951,702	100.0	¥1,931,522	100.0

< CONSOLIDATED STATEMENTS OF INCOME >

		Yen in millions, except per share amounts
		Six months ended September 30,				Year ended March 31,
		2005		2006		2006
		Amount	%	Amount	%	Amount	%
I Net sales		¥542,238	100.0	¥615,390	100.0	¥1,173,544	100.0
II Cost of sales		390,902	72.1	429,681	69.8	835,042	71.2

Gross profit		151,336	27.9	185,709	30.2	338,502	28.8
III Selling, general and administrative expenses	Note 9	117,572	21.7	122,581	19.9	238,807	20.3

Profit from operations		33,764	6.2	63,128	10.3	99,695	8.5

IV Other income or expenses :
Interest and dividend income		3,896		6,790		8,990
Interest expense		(633)		(782)		(1,301)
Foreign currency transaction (losses)gains, net	Note 6	(91)		273		(316)
Equity in (losses)earnings of affiliates and unconsolidated subsidiaries		(236)		259		(1,216)
Gains on sale of securities, net of losses		478		3,252		1,472
Gains on exchange for the shares		13		24		5,294
Gain on sales of investment in an affiliate	Note 14	6,931		—		6,931
Loss on impairment of investment in an affiliate		—		—		(3,492)
Other, net		207		(559)		1,180

Total other income		10,565	2.0	9,257	1.5	17,542	1.5

Income from continuing operations before income taxes and minority interests		44,329	8.2	72,385	11.8	117,237	10.0

Income taxes :
Current	Note 13	23,757		25,790		46,240
Deferred		(3,833)		(4,836)		520

		19,924	3.7	20,954	3.4	46,760	4.0

Income from continuing operations before minority interests		24,405	4.5	51,431	8.4	70,477	6.0
Minority interests		(1,472)	(0.3)	(3,113)	(0.5)	(4,389)	(0.4)

Income from continuing operations		22,933	4.2	48,318	7.9	66,088	5.6

Income from discontinued operations	Notes 3,6	1,281	0.3	5,175	0.8	3,608	0.3

Net income		¥24,214	4.5	¥53,493	8.7	¥69,696	5.9

Earnings per share :	Note 11

Income from continuing operations
Basic		¥122.32		¥257.10		¥352.44
Diluted		122.31		256.65		352.21

Income from discontinued operations
Basic		6.84		27.54		19.24
Diluted		6.84		27.49		19.22

Net income
Basic		129.16		284.64		371.68
Diluted		129.15		284.14		371.43

Cash dividends declared per share (yen) :
Per share of common stock		50.00		50.00		100.00

Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic		187,478		187,932		187,514
Diluted		187,497		188,266		187,640

< CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY >

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Note 8)	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the year			69,696			¥69,696
Other comprehensive income				61,108		61,108

Total comprehensive income for the year						¥130,804

Cash dividends			(18,748)
Purchase of treasury stock (20)					(170)
Reissuance of treasury stock (294)		(67)			2,407

Balance, March 31, 2006 (187,755)	115,703	161,994	967,576	72,947	(29,143)
Net income for the period			53,493			¥53,493
Other comprehensive income				38,264		38,264

Total comprehensive income for the period						¥91,757

Cash dividends			(9,387)
Purchase of treasury stock (11)					(104)
Reissuance of treasury stock (261)		(23)			2,138
Stock option plan of a subsidiary		109

Balance, September 30, 2006 (188,005)	¥115,703	¥162,080	¥1,011,682	¥111,211	¥(27,109)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Note 8)	Treasury stock	Comprehensive income
Balance, March 31, 2005 (187,481)	¥115,703	¥162,061	¥916,628	¥11,839	¥(31,380)
Net income for the period			24,214			¥24,214
Other comprehensive income				52,051		52,051

Total comprehensive income for the period						¥76,265

Cash dividends			(9,374)
Purchase of treasury stock (10)					(77)
Reissuance of treasury stock (4)		(1)			31

Balance, September 30, 2005 (187,475)	¥115,703	¥162,060	¥931,468	¥63,890	¥(31,426)

< CONSOLIDATED STATEMENTS OF CASH FLOWS >

		Yen in millions
		Six months ended September 30,		Year ended March 31,
		2005	2006	2006
Cash flows from operating activities:
Net income		¥24,214	¥53,493	¥69,696
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization		31,763	38,836	73,186
Provision for doubtful accounts		99	667	(466)
Write-down of inventories		4,303	3,829	8,446
Deferred income taxes		(3,833)	(4,836)	(218)
Minority interests		1,472	3,113	4,389
Gains on sales of securities, net of losses		(478)	(3,252)	(1,652)
Equity in losses (earnings) of affiliates and unconsolidated subsidiaries		236	(259)	1,216
Gain on sale of investment in an affiliate	Note 14	(6,931)	—	(6,931)
Loss on impairment of investment in an affiliate		—	—	3,492
Gain on sale of investment in a subsidiary	Note 3	—	(8,228)	—
Gains on exchange for the shares		(13)	(24)	(5,294)
Foreign currency adjustments		761	(287)	272
Change in assets and liabilities :
Decrease (increase) in receivables		7,771	(31,595)	(9,237)
Decrease (increase) in inventories		10,417	(31,174)	21,263
Increase in other current assets		(1,016)	(4,894)	(3,331)
Increase in notes and accounts payable		5,317	18,915	14,390
(Decrease) increase in accrued income taxes		(6,859)	3,989	(4,720)
Increase in other current liabilities		2,847	10,921	3,284
Increase (decrease) in other non-current liabilities		163	(3,166)	(118)
Other, net		1,539	1,875	3,410

Net cash provided by operating activities		71,772	47,923	171,077

Cash flows from investing activities :
Payments for purchases of available-for-sale securities		(68,013)	(22,396)	(98,219)
Payments for purchases of held-to-maturity securities		(8,730)	(9,125)	(11,070)
Payments for purchases of investments and advances		(127)	(87)	(224)
Sales and maturities of available-for-sale securities		38,539	14,744	50,090
Maturities of held-to-maturity securities		—	15,968	2,340
Proceeds from sale of investment in an affiliate	Note 14	24,133	—	24,133
Proceeds from sale of investment in a subsidiary	Note 3	—	24,553	—
Payments for purchases of property, plant and equipment		(45,222)	(31,023)	(91,436)
Payments for purchases of intangible assets		(4,433)	(4,486)	(10,589)
Proceeds from sales of property, plant and equipment and intangible assets		1,933	785	3,350
Acquisition of businesses, net of cash acquired		—	(756)	3
Acquisitions of minority interests		(3,575)	(8)	(3,575)
Deposit of negotiable certificate of deposits and time deposits		(77,056)	(147,457)	(132,286)
Withdrawal of negotiable certificate of deposits and time deposits		18,121	85,081	100,923
Other, net		1,339	123	1,093

Net cash used in investing activities		(123,091)	(74,084)	(165,467)

Cash flows from financing activities :
Increase in short-term debt		367	7,316	23,363
Proceeds from issuance of long-term debt		4,783	1,928	19,876
Payments of long-term debt		(3,756)	(10,713)	(48,458)
Dividends paid		(10,447)	(10,385)	(20,473)
Payment for purchase of treasury stock		(77)	(104)	(170)
Proceed from sale of treasury stock		30	2,115	2,339
Other, net		(557)	(3,236)	234

Net cash used in financing activities		(9,657)	(13,079)	(23,289)

Effect of exchange rate changes on cash and cash equivalents		4,269	2,182	7,896

Net decrease in cash and cash equivalents		(56,707)	(37,058)	(9,783)
Cash and cash equivalents at beginning of period		310,592	300,809	310,592

Cash and cash equivalents at end of period		¥253,885	¥263,751	¥300,809

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report, which is prepared in accordance with U.S. GAAP with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation and its consolidated subsidiaries (Kyocera) have also prepared interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), and etc.

The following paragraphs describe the major differences between U.S. GAAP and Japanese GAAP, and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Revenue Recognition

Kyocera adopts Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements.”

(2) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52 “Foreign Currency Translation.” Forward exchange contracts are accounted for by SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities-”an Amendment of SFAS No. 133.”

(3) Accrued Pension and Severance Costs

Accrued pension and severance costs are computed based on SFAS No. 87 “Employer’s Accounting for Pensions.” This effect for the six months ended September 30, 2005, 2006 and for the year ended March 31, 2006 amounted to ¥416 million, ¥539 million and ¥124 million, respectively.

(4) Minority Interests

Minority interests is presented as a separate category between liabilities and stockholders’ equity in the consolidated balance sheets.

(5) Comprehensive Income

Kyocera applies SFAS No. 130 “Reporting Comprehensive Income” and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, minimum pension liability adjustments, net unrealized gains (losses) on securities and net unrealized gains (losses) on derivative financial instruments.

(6) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(7) Business Combinations

Kyocera adopts SFAS No. 141 “Business Combinations.”

(8) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142 “Goodwill and Other intangible assets.”

(9) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained to conform to Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying interim consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The interim consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised 2003), “ Consolidation of Variable Interest Entities”. The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations.

All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

	(Number of companies)	(Major companies)

Consolidated subsidiaries:	168	AVX CORPORATION
		KYOCERA WIRELESS CORP.
		KYOCERA MITA CORPORATION
		KYOCERA ELCO CORPORATION

Affiliates and unconsolidated subsidiaries:	14	WILLCOM, INC.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped and delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 55% and 61% and 57% of finished goods and work in process at September 30, 2005, 2006 and March 31, 2006, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Certain investments in debt and equity securities are accounted for by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Securities classified as available-for-sale are recorded at the fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Securities classified as held-to-maturity securities are recorded at amortized cost.

(8) Property, Plant and Equipment and Depreciation

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(9)	Goodwill and Other Intangible Assets

Kyocera has adopted SFAS No. 142. This required that, rather than being amortized, goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated amortizations for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

(10) Impairment of long-lived assets

Kyocera has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, as amended by SFAS No. 138. All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and foreign currency forward contracts as cash flow hedges under SFAS No. 133 to hedge cash inflow or outflow related with existing assets, liabilities or forecasted transactions such as purchase commitments and sales. Most of foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(12) Stock-Based Compensation

Prior to April 1, 2006, Kyocera accounted for stock-based compensation in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 148, Kyocera measured stock-based compensation expense using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. In fiscal 2007, Kyocera adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-Based Payment.” This statement is a revision of SFAS No.123 and supersedes APB Opinion No. 25 and its related interpretations. Kyocera recognized the cost resulting from share-based payment transactions in financial statements by adopting fair-value based measurement method in accordance with SFAS No. 123R.

(13) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(16) New Accounting Standards

In December 2004, the FASB issued SFAS No. 123R. This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. SFAS No. 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Kyocera adopted SFAS No.123R effective on April 1 2006, and the impact of SFAS No. 123R was ¥ 158 million on Kyocera’s consolidated results of operations for the six months ended September 30, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Kyocera is currently evaluating the impact of FIN 48 on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning after November 15, 2007. Kyocera is currently evaluating the impact of SFAS No. 157 in its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which requires an employer to recognize the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Kyocera is required to initially recognize the funded status of its defined benefit plans and to provide the required disclosures in accordance with SFAS No. 158 as of the year ending March 31, 2007. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position. Kyocera will be required to measure the funded status of its plans at the date of its year end as of the year ending March 31, 2009. Kyocera is currently evaluating the impact of SFAS No. 158 on the consolidated financial statements.

(17) Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income, cash flows and corresponding footnote disclosures for the six months ended September 30, 2005 and for the year ended March 31, 2006 to conform to the current period presentation. Such reclassifications have no effect on Kyocera’s stockholders’ equity, net income and cash flows.

3. Discontinued Operations

On August 1, 2006, Kyocera sold 100% of the shares of Kyocera Leasing Co., Ltd. (KLC) to Diamond Lease Company Limited for ¥25,274 million, aimed to concentrate management resources on its businesses to enhance and improve its corporate value. The results of operations of KLC had been reported as the “Others” segment previously. Kyocera has accounted for the results of operations and the sale of KLC less appreciable income tax, as discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in its consolidated statements of income. Accordingly, the prior periods’ financial statements and related footnote disclosures have been reclassified.

The results of operations of discontinued operations for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 are summarized as follows:

	Yen in millions
	September 30, 2005	September 30, 2006	March 31, 2006
Net sales	¥3,664	¥1,779	¥9,213
Income before income taxes*	1,806	9,090	4,150
Income taxes	525	3,915	542
Income from discontinued operations	1, 281	5,175	3,608

*	Income before income taxes for September 30, 2006 includes gain on sales of ¥8,228 million.

The financial positions of discontinued operations as of September 30, 2005 and March 31, 2006 are summarized as follows:

	Yen in millions
	September 30, 2005	March 31, 2006
Short-term finance receivables	¥49,974	¥48,121
Long-term finance receivables	74,247	80,971
Other assets	5,819	4,981

Total assets	¥130,040	¥134,073

Short-term borrowings	55,934	80,351
Long-term debt (including portion due within one year)	50,459	25,857
Other liabilities	9,849	11,772

Total liabilities	¥116,242	¥117,980

4. Investment in Debt and Equity Securities

Investments in debt and equity securities as of September 30, 2005, 2006 and March 31, 2006, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	Yen in millions
	September 30, 2005				September 30, 2006
	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥2,724	¥2,769	¥55	¥10	¥3,008	¥3,143	¥150	¥15
Other debt securities	101,653	101,490	87	250	137,668	137,960	316	24
Equity securities	272,147	414,354	142,264	57	272,054	466,156	194,335	233

Total available-for-sale securities	376,524	518,613	142,406	317	412,730	607,259	194,801	272

Held-to-maturity securities:
Other debt securities	33,224	32,834	—	390	27,726	27,574	—	152

Total held-to-maturity securities	33,224	32,834	—	390	27,726	27,574	—	152

Total investments in debt and equity securities	¥409,748	¥551,447	¥142,406	¥707	¥440,456	¥634,833	¥194,801	¥424

	Yen in millions
	March 31, 2006
	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥3,745	¥3,908	¥184	¥21
Other debt securities	133,758	132,660	29	1,127
Equity securities	274,985	415,950	141,059	94

Total available-for-sale securities	412,488	552,518	141,272	1,242

Held-to-maturity securities:
Other debt securities	34,398	34,015	—	383

Total held-to-maturity securities	34,398	34,015	—	383

Total investments in debt and equity securities	¥446,886	¥586,533	¥141,272	¥1,625

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

5. Assets Pledged as Collateral and Liabilities with Assets Pledged

Kyocera’s assets pledged as collateral for long-term debt at September 30, 2005, 2006 and at March 31, 2006 amounted to ¥5,876 million, ¥5,857 million and ¥5,692 million of property and equipment, net of accumulated depreciation, respectively.

Kyocera’s current portion of long-term debt with assets pledged at September 30, 2005, 2006 and at March 31, 2006 amounted to ¥527 million, ¥577 million and ¥702 million, respectively. Kyocera’s long-term debt (excluding current portion) with assets pledged at September 30, 2005, 2006 and at March 31, 2006 amounted to ¥3,783 million, ¥3,082 million and ¥3,447 million, respectively.

Kyocera’s investment in WILLCOM, INC., which was ¥4,618 million at September 30, 2005 and ¥3,571 million at March 31, 2006 accounted for by the equity method, was pledged as collateral for loans from financial institutions of WILLCOM, INC.

6. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net loss of ¥27 million, ¥8 million and ¥27 million from accumulated other comprehensive income to interest expense in the consolidated statement of income, for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, respectively.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net loss of ¥23 million from accumulated other comprehensive income to income from discontinued operations in the consolidated statement of income for the six months ended September 30, 2006.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gain and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction gains (losses) in the consolidated statements of income. Kyocera also utilizes indexed share options to decrease the adverse effects that price fluctuations of the holding securities may have on its consolidated results of operations

Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	Yen in millions
	September 30, 2005	September 30, 2006	March 31, 2006
Foreign currency forward contracts to sell	¥115,515	¥152,866	¥118,911
Foreign currency forward contracts to purchase	12,777	15,102	8,572
Interest rate swaps	15,770	—	13,000
Indexed share options	—	4,728	—

7. Commitments and Contingencies

At September 30, 2006, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥19,836 million principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at September 30, 2006 are as follows:

Yen in millions
Due within 1 year	¥6,551
Due after 1 year within 2 years	4,726
Due after 2 year within 3 years	2,901
Due after 3 year within 4 years	2,277
Due after 4 year within 5 years	1,877
Thereafter	5,601

¥23,933

Kyocera has purchase agreements for a part of its anticipated amount of a certain material. Under the agreements, Kyocera purchased ¥1,133 million for the six months ended September 30, 2006 and is obligated to purchase ¥91,688 million by the end of December 2018.

Kyocera guarantees the debt of a customer, employees and an unconsolidated subsidiary. At September 30, 2006, each amount of these guarantees was ¥34 million, ¥160 million and ¥550 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At September 30, 2006, the amount of such guarantee was ¥324 million.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and amount is reasonably estimate. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

8. Accumulated Other Comprehensive Income

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2005	September 30, 2006	March 31, 2006
Foreign currency translation adjustments	¥(19,004)	¥(1,482)	¥(7,570)
Minimum pension liability adjustments	(1,629)	(2,057)	(2,057)
Net unrealized gains on securities	84,536	114,808	82,649
Net unrealized losses on derivative financial instruments	(13)	(58)	(75)

Total accumulated other comprehensive income	¥63,890	¥111,211	¥72,947

9. Supplemental Expense Information

Research and development expenses for the six months ended September 30, 2005, 2006 and for the year ended March 31, 2006 amounted to ¥29,328 million, ¥30,257 million and ¥57,436 million, respectively.

Advertising expenses for the six months ended September 30, 2005, 2006 and for the year ended March 31, 2006 amounted to ¥5,010 million, ¥5,694 million and ¥10,840 million, respectively.

Shipping and handling costs for the six months ended September 30, 2005, 2006 and for the year ended March 31, 2006 amounted to ¥6,474 million, ¥7,527 million and ¥13,984 million, respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

10. Segment Reporting

Main products or businesses of each reporting segment are as follows;

(Fine Ceramic Parts Group)
Information & Telecommunication Components
Sapphire Substrates
Semiconductor Process Equipment Components
LCD Process Equipment Components
General Industrial Ceramic Components
Automotive & ITS related Components
(Semiconductor Parts Group)
Ceramic Packages for Surface Mount Devices (SMD)
Ceramic Multilayer Packages/Multilayer Substrates
Metallized Products
Organic Packages/Substrates
(Applied Ceramic Products Group)
Solar Cells & Modules
Cutting Tools
Dental & Orthopedic Implants
Jewelry
(Electronic Device Group)
Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)
Timing Devices (Temperature Compensated Crystal Oscillators (TCXO)
Connectors
Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)
(Telecommunications Equipment Group)
CDMA Mobile Handsets
PHS Related Products
(Information Equipment Group)
ECOSYS Non-cartridge Printers
Copiers
Digital Network Multifunction Products
(Optical Equipment Group)
Lenses
(Others)
Telecommunications Network Systems Business
Chemical Materials for Electronic Components
Hotel Business

Kyocera has sold its share in Kyocera Leasing Co., Ltd. (KLC), a subsidiary engaged financial services included in “Others,”, as a result, business results and profit on sales for KLC for the first half have been recorded as income from discontinued operations in conformity with accounting principles generally accepted in the U.S.

Additionally, commencing in the first half, results of Precision Machine Division of Kyocera Corporation, previously included within “Corporate,” has been reclassified into “Others.”

Accordingly, previously reported results of related segments for September 30, 2005 and 2006 and for the year ended March 31, 2006 have been reclassified.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes and minority interest.

Information by reporting segments for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 is summarized as follows:

Reporting Segments

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2006	2006
	Amount	Amount	Amount
Net sales:
Fine Ceramic Parts Group	¥33,258	¥38,564	¥69,373
Semiconductor Parts Group	63,544	75,843	135,299
Applied Ceramic Products Group	55,752	64,132	117,555
Electronic Device Group	125,383	139,984	259,592
Telecommunications Equipment Group	91,084	117,181	229,035
Information Equipment Group	118,433	124,619	249,381
Optical Equipment Group	8,256	5,890	14,947
Others	56,049	60,850	117,409
Adjustments and eliminations	(9,521)	(11,673)	(19,047)

	¥542,238	¥615,390	¥1,173,544

Operating profit:
Fine Ceramic Parts Group	¥4,805	¥7,373	¥11,014
Semiconductor Parts Group	7,251	11,887	17,742
Applied Ceramic Products Group	9,337	8,966	21,876
Electronic Device Group	11,171	21,573	27,170
Telecommunications Equipment Group	(9,355)	(1,016)	(1,706)
Information Equipment Group	13,244	15,491	26,412
Optical Equipment Group	(4,049)	(899)	(5,774)
Others	3,186	3,748	8,983

	35,590	67,123	105,717
Corporate	8,882	5,152	12,785
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(236)	259	(1,216)
Adjustments and eliminations	93	(149)	(49)

Income from continuing operations before income taxes	¥44,329	¥72,385	¥117,237

Depreciation and amortization *:
Fine Ceramic Parts Group	¥1,937	¥1,943	¥4,126
Semiconductor Parts Group	4,349	5,853	10,623
Applied Ceramic Products Group	2,830	3,791	7,167
Electronic Device Group	10,144	9,598	21,202
Telecommunications Equipment Group	3,049	3,201	8,692
Information Equipment Group	5,245	8,239	12,641
Optical Equipment Group	944	343	1,635
Others	1,856	4,241	3,989
Corporate	1,353	1,507	2,996

	¥31,707	¥38,716	¥73,071

Capital expenditures:
Fine Ceramic Parts Group	¥2,442	¥2,900	¥4,182
Semiconductor Parts Group	15,484	5,721	24,136
Applied Ceramic Products Group	9,698	2,510	14,545
Electronic Device Group	8,884	10,893	21,562
Telecommunications Equipment Group	1,015	1,745	2,639
Information Equipment Group	6,633	8,061	12,389
Optical Equipment Group	111	134	199
Others	4,375	4,195	5,654
Corporate	1,995	1,080	3,554

	¥50,637	¥37,239	¥88,860

*	In accordance with SFAS No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” Depreciation and amortization in Reporting Segments have been reclassified. As a result, compared to the amounts in the Cash Flow Statement for the six months ended September 30, 2005, 2006 and the year ended March 31, 2006, there are differences of ¥56 million, ¥120 million and ¥115 million, respectively.

Geographic Segments (Sales by Region)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2006	2006
	Amount	Amount	Amount
Japan	¥217,171	¥236,735	¥467,035
United States of America	112,642	130,265	253,696
Asia	91,643	107,111	198,731
Europe	87,848	97,464	184,351
Others	32,934	43,815	69,731

Net sales	¥542,238	¥615,390	¥1,173,544

There are no individual countries of which proportion of sales to Kyocera’s consolidated net sales is material in “Asia”, “Europe” and “Others”.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2006	2006
	Amount	Amount	Amount
Net sales:
Japan	¥231,633	¥250,962	¥497,758
Intra-group sales and transfer between geographic areas	153,233	199,385	327,786

	384,866	450,347	825,544

United States of America	127,527	155,355	288,746
Intra-group sales and transfer between geographic areas	11,007	17,783	26,246

	138,534	173,138	314,992

Asia	81,144	95,265	171,015
Intra-group sales and transfer between geographic areas	55,529	78,505	125,586

	136,673	173,770	296,601

Europe	89,666	101,494	189,750
Intra-group sales and transfer between geographic areas	16,593	19,784	33,764

	106,259	121,278	223,514

Others	12,268	12,314	26,275
Intra-group sales and transfer between geographic areas	3,783	5,534	8,274

	16,051	17,848	34,549

Adjustments and eliminations	(240,145)	(320,991)	(521,656)

Net sales	¥542,238	¥615,390	¥1,173,544

Operating profits:
Japan	¥28,805	¥49,773	¥79,278
United States of America	(3,054)	9,947	3,317
Asia	5,864	11,068	14,880
Europe	533	3,825	4,748
Others	69	852	757

	32,217	75,465	102,980
Adjustments and eliminations	3,466	(8,491)	2,688

	35,683	66,974	105,668
Corporate	8,882	5,152	12,785
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(236)	259	(1,216)

Income from continuing operations before income taxes	¥44,329	¥72,385	¥117,237

11. Earnings Per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2005	2006	2006
Income from continuing operations	¥22,933	¥48,318	¥66,088
Income from discontinued operations	1,281	5,175	3,608
Net income	24,214	53,493	69,696

Basic earnings per share:
Income from continuing operations	122.32	257.10	352.44
Income from discontinued operations	6.84	27.54	19.24
Net income	129.16	284.64	371.68

Diluted earnings per share:
Income from continuing operations	122.31	256.65	352.21
Income from discontinued operations	6.84	27.49	19.22
Net income	129.15	284.14	371.43

Basic weighted average number of shares outstanding	187,478	187,932	187,514
Dilutive effect of stock options	19	334	126
Diluted weighted average number of shares outstanding	187,497	188,266	187,640

12. Supplemental Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2006	2006
Cash paid during the period for:
Interest	¥917	¥979	¥1,933
Income taxes	31,586	30,045	53,037
Acquisitions of business:
Fair value of assets acquired	—	¥1,151	¥65
Fair value of liabilities assumed	—	(333)	(45)
Minority interest	—	—	(8)
Cash acquired	—	(62)	(15)

	—	¥756	¥(3)

13. Notice of tax assessment based on transfer pricing adjustment

On March 28, 2005, Kyocera Corporation received a notice of tax assessment based on transfer pricing adjustments from the Osaka Regional Tax Bureau stating that, in the Bureau’s judgment, allocation of profit earned from transfers of products between Kyocera Corporation and its overseas subsidiaries was not appropriate for the five years from the year ended March 31, 1999 through the year ended March 31, 2003. The notice indicated that income should be adjusted upwards ¥24,394 million and that resultant additional tax, including local taxes, etc., amounted to ¥12,748 million. On May 24, 2005, Kyocera Corporation filed a complaint against tax assessment based on transfer pricing adjustments with the Osaka Regional Tax Bureau.

On September 25, 2006, Kyocera Corporation received an opposition decision letter from the Bureau that voided a portion of the original disposition. In accordance with this opposition decision, ¥4,356 million of tax refunds, including local taxes, is recognized as income tax benefits for the six months ended September 30, 2006. Kyocera Corporation remains in disagreement with the decision concerning the portion of the original disposition that was not voided, and therefore on October 23, 2006, Kyocera Corporation submitted a written claim for examination with the Osaka Board of Tax Appeals. Concurrently, Kyocera Corporation is undertaking comprehensive deliberations that include consideration of a motion for mutual agreement procedures with the aim of avoiding double taxation within Kyocera.

14. Sale of Share of Taito Corporation

On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation (Taito) (36.02% of outstanding shares), an equity-method affiliate, engaged in the amusement business, in a tender offer bid for Taito shares by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of Taito shares, Kyocera Corporation recorded a gain of ¥6,931 million for the six months ended September, 2005.

Non-Consolidated Results of Kyocera Corporation (parent company)

for the Six Months Ended September 30, 2006

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date	of the board of directors’ meeting for the interim results : October 30, 2006
Payment	date of interim dividends : December 5, 2006

1. Results for the six months ended September 30, 2006 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
Net sales	¥259,738 million	¥220,901 million	¥477,379 million
% change from the previous period	17.6%	(11.8)%
Profit from operations	21,284 million	12,383 million	39,937 million
% change from the previous period	71.9%	(41.9)%
Recurring profit	32,844 million	26,903 million	68,182 million
% change from the previous period	22.1%	(23.0)%
Net income	33,655 million	31,865 million	68,712 million
% change from the previous period	5.6%	55.3%

Earnings per share	¥179.08	¥169.97	¥366.07

Notes :

1. Average number of common stock outstanding during the period :

Six months ended September 30, 2006	187,932,385 shares
Six months ended September 30, 2005	187,478,104 shares
Year ended March 31, 2006	187,513,918 shares

2. Change in accounting policies : None

(2) Financial position :

	Japanese yen
	September 30,		March 31, 2006
	2006	2005
Total assets	¥1,471,385 million	¥1,343,060 million	¥1,389,396 million
Net assets	1,191,940 million	1,100,768 million	1,132,261 million

Net assets to total assets	81.0%	82.0%	81.5%

Net assets per share	¥6,339.95	¥5,871.53	¥6,030.17
Notes : Total number of shares outstanding as of:

September 30, 2006	188,004,780 shares
September 30, 2005	187,475,323 shares
March 31, 2006	187,754,750 shares

Total number of treasury stock as of :

September 30, 2006	3,304,510 shares
September 30, 2005	3,833,967 shares
March 31, 2006	3,554,540 shares

BALANCE SHEETS

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥119,336		¥136,870		¥142,633
Trade notes receivable	46,376		43,325		39,963
Trade accounts receivable	96,306		90,073		84,134
Marketable securities	37,997		19,331		208
Finished goods and merchandise	17,818		17,588		17,450
Raw materials	16,546		14,152		18,353
Work in process	20,416		17,104		18,710
Supplies	745		751		553
Deferred income taxes	16,590		15,375		15,144
Short-term loans to subsidiaries	14,372		1,316		2,191
Other accounts receivable	8,048		9,012		7,302
Other current assets	6,904		3,401		1,913
Allowances for doubtful accounts	(164)		(142)		(133)

Total current assets	401,290	27.3	368,156	26.5	348,421	25.9

Non-current assets :
Tangible fixed assets :
Buildings	35,770		36,978		36,411
Structures	2,197		2,268		2,165
Machinery and equipment	47,358		44,113		40,804
Vehicles	26		25		30
Tools, furniture and fixtures	7,679		7,477		7,578
Land	33,381		33,323		33,323
Construction in progress	947		4,533		5,783

Total tangible fixed assets	127,358	8.6	128,717	9.3	126,094	9.4

Intangible assets :
Patent rights and others	13,365		14,298		11,234

Total intangible assets	13,365	0.9	14,298	1.0	11,234	0.8

Investments and other assets :
Investments in securities	577,884		536,019		519,536
Investments in subsidiaries and affiliates	262,627		278,817		278,675
Investments in subsidiaries and affiliates other than equity securities	27,054		27,033		27,033
Long-term loans	22,659		30,428		31,581
Long-term prepaid expenses	3,051		3,785		4,296
Long-term deposits	34,000		—		—
Security deposits	1,880		1,918		1,922
Other investments	571		592		569
Allowances for doubtful accounts	(354)		(367)		(351)
Allowances for impairment loss on investments	—		—		(5,950)

Total investments and other assets	929,372	63.2	878,225	63.2	857,311	63.9

Total non-current assets	1,070,095	72.7	1,021,240	73.5	994,639	74.1

Total assets	¥1,471,385	100.0	¥1,389,396	100.0	¥1,343,060	100.0

	Yen in millions
	September 30, 2006		March 31, 2006		September 30, 2005
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥56,667		¥49,570		¥45,926
Other payables	20,763		29,659		25,250
Accrued expenses	8,014		7,610		5,799
Income taxes payables	13,052		14,200		10,700
Deposits received	2,738		2,315		2,519
Accrued bonuses	10,447		10,109		9,849
Accrued bonuses for directors	34		—		—
Warranty reserves	4,596		521		332
Allowances for sales returns	143		163		208
Other current liabilities	1,066		713		669

Total current liabilities	117,520	8.0	114,860	8.3	101,252	7.5

Non-current liabilities :
Long-term accounts payable	3,425		5,309		5,026
Deferred income taxes	142,667		118,557		115,828
Accrued pension and severance costs	14,585		17,236		19,046
Retirement allowances for directors and executive officers	968		889		820
Other non-current liabilities	280		284		320

Total non-current liabilities	161,925	11.0	142,275	10.2	141,040	10.5

Total liabilities	279,445	19.0	257,135	18.5	242,292	18.0

Stockholders’ equity
Common stock	—	—	115,703	8.3	115,703	8.6
Capital surplus:
Additional paid-in capital	—		192,555		192,555
Total capital surplus	—	—	192,555	13.9	192,555	14.3

Retained earnings:
Legal reserves	—		17,207		17,207
General reserve	—		558,721		558,721
Unappropriated retained earnings	—		69,245		41,838

Total retained earnings	—	—	645,173	46.4	617,766	46.0

Net unrealized gain on other securities	—	—	207,973	15.0	206,169	15.4

Treasury stock, at cost	—	—	(29,143)	(2.1)	(31,425)	(2.3)

Total stockholders’ equity	—	—	1,132,261	81.5	1,100,768	82.0

Total liabilities and stockholders’ equity	—	—	¥1,389,396	100.0	¥1,343,060	100.0

Net assets

Stockholders’ equity:
Common stock	115,703	7.8	—	—	—	—
Capital surplus:
Additional paid-in capital	192,555		—		—
Total capital surplus	192,555	13.1	—	—	—	—

Retained earnings:
Legal reserves	17,207		—		—
Other retained earnings:
Reserve for special depreciation	1,612		—		—
Reserve for research and development	1,000		—		—
Reserve for dividends	1,000		—		—
Reserve for retirement benefits	300		—		—
Reserve for overseas investments	1,000		—		—
General reserve	603,837		—		—
Unappropriated retained earnings	43,394		—		—

Total retained earnings	669,350	45.5	—	—	—	—

Treasury stock, at cost	(27,109)	(1.8)	—	—	—	—
Total stockholders’ equity	950,499	64.6	—	—	—	—

Difference of appreciation and conversion:
Net unrealized gains on other securities	241,441	16.4	—	—	—	—

Total net assets	1,191,940	81.0	—	—	—	—

Total liabilities and net assets	¥1,471,385	100.0	—	—	—	—

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31, 2006
	2006		2005
	Amount	%	Amount	%		Amount	%
Net sales	¥259,738	100.0	¥220,901	100.0	17.6	¥477,379	100.0
Cost of sales	201,260	77.5	174,053	78.8	15.6	367,835	77.1

Gross profit	58,478	22.5	46,848	21.2	24.8	109,544	22.9
Selling, general and administrative expenses	37,194	14.3	34,465	15.6	7.9	69,607	14.5

Profit from operations	21,284	8.2	12,383	5.6	71.9	39,937	8.4

Non-operating income :
Interest and dividend income	9,955	3.8	13,557	6.1	(26.6)	26,441	5.5
Foreign currency transaction gains, net	622	0.2	306	0.2	103.2	437	0.1
Other non-operating income	3,003	1.2	3,078	1.4	(2.4)	6,652	1.4

Total non-operating income	13,580	5.2	16,941	7.7	(19.8)	33,530	7.0

Non-operating expenses :
Interest expense	2	0.0	2	0.0	(21.2)	14	0.0
Other non-operating expenses	2,018	0.8	2,419	1.1	(16.5)	5,271	1.1

Total non-operating expenses	2,020	0.8	2,421	1.1	(16.5)	5,285	1.1

Recurring profit	32,844	12.6	26,903	12.2	22.1	68,182	14.3

Non-recurring gain	10,753	4.2	22,252	10.1	(51.7)	28,889	6.1
Non-recurring loss	484	0.2	5,153	2.4	(90.6)	5,992	1.3

Income before income taxes	43,113	16.6	44,002	19.9	(2.0)	91,079	19.1
Income taxes – current	14,176	5.4	11,248	5.1	26.0	20,233	4.2
Refund of income taxes – previous years	(4,356)	(1.7)	—	—	—	—	—
Income taxes – deferred	(362)	(0.1)	889	0.4	—	2,134	0.5

Net income	33,655	13.0	31,865	14.4	5.6	68,712	14.4

Unappropriated retained earnings brought forward from the previous year	—		9,974			9,974
Net realized loss on treasury stock, at cost	—		1			67
Interim dividends	—		—			9,374

Unappropriated retained earnings at the end of the period	—		¥41,838			¥69,245

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2006
	Stockholders’ equity															Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings										Trea- sury stock	Total stock- holders’ equity	Net unreali- azed gains on other securities	Total differece of appre- ciation and conversion
		Aditional paid-in capital	Total Capital surplus	Legal reserve	Other retained earnings								Total retained earnings
					Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings	Total other retained earnings
Balance, March 31, 2006	¥115,703	192,555	192,555	17,207	1,584	1,000	1,000	300	1,000	553,837	69,245	627,966	645,173	(29,143)	924,288	207,973	207,973	1,132,261

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Directors’ bonuses	—	—	—	—	—	—	—	—	—	—	(68)	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	33,655	33,655	33,655	—	33,655	—	—	33,655
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(104)	(104)	—	—	(104)
Reissurance of treasury stock	—	—	—	—	—	—	—	—	—	—	(23)	(23)	(23)	2,138	2,115	—	—	2,115
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33,468	33,468	33,468
Total changes in net assets	—	—	—	—	28	—	—	—	—	50,000	(25,851)	24,177	24,177	2,034	26,211	33,468	33,468	59,679

Balance, September 30, 2006	115,703	192,555	192,555	17,207	1,612	1,000	1,000	300	1,000	603,837	43,394	652,143	669,350	(27,109)	950,499	241,441	241,441	1,191,940

Summary of significant accounting policies:

1. Valuation of assets:

(1)	Securities:

Held-to-maturity securities:	Amortized cost method
Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities

Marketable:	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in net assets and cost is determined by the moving average method.)
Non-marketable:	Cost determined by the moving average method

(2)	Derivatives instruments : Mark-to-market method

(3)	Inventories:

Finished goods, merchandise and work in process:

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:

Raw materials and supplies, except those for telecommunications equipment, are valued at cost , the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

2. Depreciation of fixed assets:

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and tools, furniture and fixtures	2 to 10 years

Intangible fixed assets and long-term prepaid expenses:

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowances and accruals:

(1)	Allowances for doubtful accounts:

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

(2)	Allowances for impairment losses on investments:

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

(3)	Accrued bonuses:

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

(4)	Accrued bonuses for Directors:

Allowances for Directors are provided based upon the amounts expected to be paid to Directors.

(5)	Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipments and applied ceramic products.

(6)	Allowances for sales returns

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

(7)	Accrued pension and severance costs:

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

(8)	Retirement allowances for Directors and Executive officers

Retirement allowances for Directors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

4. Lease transactions:

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

5. Income taxes for the interim periods:

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

6. Consumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

Changes in presentations of financial statements

Accounting Standards for Presentation of Net Assets in the Balance Sheet

New Accounting Standards for Presentation of Net Assets in the Balance Sheet and the Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet was effective from the six months ended September 30, 2006.

The amount which is equal to the former stockholders’ equity is ¥1,191,940 million.

Net assets shown in the balance sheet at September 30, 2006 was presented in accordance with the revised accounting standard.

Accounting Standard for Allowances for Directors

New Accounting Standard for Director’s Bonus was effective from the six months ended September 30, 2006.

As a result, profit from operations, recurring profit and income before income taxes decreased by ¥34 million, respectively, compared to the previous method.

Notes to the balance sheets:

1. As the financial institutions were not operated on September 30, 2006 that was the regular weekend day off, ¥1,235 million of matured notes receivable were not settled and included in notes receivables on the balance sheet.

	Yen in millions
	September 30, 2006	March 31, 2006	September 30, 2005
2. Accumulated depreciation of tangible fixed assets	¥316,136	¥311,516	¥310,429

3. Equity security pledged as collateral

Investments in WILLCOM, INC.	—	¥17,812	¥17,812
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	—	¥113,752	¥121,615

* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

4. Guarantees:

Guarantee in the form of commitment	¥27	¥1,198	¥1,293
Guarantee in the form of letters of awareness	¥2,948	¥6,407	¥6,517

5. Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables in the balance sheets.

Notes to the statements of income:

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2006
	2006	2005
1. Major items in non-recurring gain:

Gain on sale of investments in a subsidiary and an affiliate	¥9,084	¥17,593	¥17,593
Reversal of accrued pension and severance costs	¥850	—	—
Gain on sale of investment securities	¥613	¥30	¥30
Gain on disposal of tangible fixed assets	¥202	¥115	¥779
Reversal of allowances for doubtful accounts for a subsidiary	—	¥4,505	¥4,505
Reversal of allowances for impairment losses on investments	—	—	¥5,950

2. Major items in non-recurring loss:

Loss on disposal of tangible fixed assets	¥365	¥367	¥1,189
Loss on devaluation of investment in securities	¥117	¥281	¥282
Loss on devaluation of investment in a subsidiary	—	¥4,437	¥4,437
Loss on transfer of investment in securities	—	¥67	¥67

3. Depreciation and amortization:

Tangible fixed assets	¥12,177	¥10,600	¥24,328
Intangible assets	¥1,200	¥986	¥2,080

Notes to the statement of changes in net assets:

Types and numbers of treasury stock

	Shares in thousands
	March 31, 2006	Six months ended September 30, 2006		September 30, 2006
		Increase	Decrease
Common stock	3,555	11	261	3,305

Total	3,555	11	261	3,305

Reason for the increase
Purchase of shares constituting less than one unit	11 thousand shares
Reason for the decrease
Exercise of stock acquisition rights	260 thousand shares
Sale of shares constituting less than one unit	1 thousand shares

Notes to marketable securities:

Market value for investment in a subsidiary:

Yen in millions
September 30, 2006
Carrying Amount	Market value	Difference
¥65,904	¥251,878	¥185,974

Yen in millions
March 31, 2006
Carrying Amount	Market value	Difference
¥65,904	¥251,093	¥185,189

Yen in millions
September 30, 2005
Carrying Amount	Market value	Difference
¥65,904	¥174,135	¥108,231

Report of Independent Auditors

December 12, 2005

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, Partner and CPA

Minamoto Nakamura, Partner and CPA

Keiichiro Kagi, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2005 to September 30, 2005) of the fiscal year from April 1, 2005 to March 31, 2006, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2005 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

Report of Independent Auditors

December 18, 2006

To the Board of Directors

Kyocera Corporation

Misuzu PricewaterhouseCoopers

Minamoto Nakamura, Partner and CPA
Keiichiro Kagi, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2006 to September 30, 2006) of the fiscal year from April 1, 2006 to March 31, 2007, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2006 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2006 to September 30, 2006) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.